March 6, 2003
TSE: CL, NYSE: CLU

Jumbo Jet Underwriting Takes Off

Toronto, Ontario - The Canada Life Assurance Company (Canada Life) expanded its industry-leading Jet Underwriting service today to create the Jumbo Jet Underwriting process for individual life insurance applications with face amounts up to $1 million to age 45, and $500,000 to age 55. The company also changed its individual life insurance age and amount underwriting requirements, simplifying the application and issue process for advisors and their clients.

Canada Life launched Jet Underwriting last year and substantially reduced the underwriting process cycle time of "clean" cases with face amounts up to $249,999 with no medical requirements.

"Our new process is the first in the Canadian individual insurance industry to rapidly issue coverage amounts of up to $1 million through a dedicated team," said Barry Plener, Individual Insurance Underwriting Director for Canada Life.

Jumbo Jet and Jet Underwriting help advisors and their clients by issuing policies and commissions quicker, reducing client intrusion and prioritizing complex cases in a competitive underwriting environment. The process was implemented as part of an ongoing strategy to streamline procedures and improve service times.

Life Insurance Underwriting Requirements Changed
Highlights of Canada Life's new individual life insurance underwriting requirements include new non-medical limits and eased routine Inspection Report requirements.

The new requirements are available on Canada Life's Zoom 6.0 Illustration Software and RepNet, the company's industry-leading advisor web site (www.canadalife.ca/repnet).

About Canada Life
Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $68 billion. Headquartered in Toronto, the company operates in Canada, the United States, the Republic of Ireland, the United Kingdom, Brazil, Germany, Hong Kong and the Caribbean.

For more information, contact:

Barry Plener,
Individual Insurance Underwriting Director
Ph. 416-597-1440, ext. 5833
barry_plener@canadalife.com

Brian Lynch
Vice President, Investor Relations and Corporate Communications
Ph. 416-597-1440, ext. 6693
brian_lynch@canadalife.com